CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Ero Copper Corp.
We consent to the use of:
•our report dated March 5, 2026 on the consolidated financial statements of Ero Copper Corp. (the “Company”) which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), cash flow and changes in shareholders’ equity for each of the years then ended, and the related notes (collectively the “consolidated financial statements”); and
•our report dated March 5, 2026 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-289969) on Form F-10 and in the Registration Statement (No. 333-264821) on Form S-8 of the Company.
/s/ KPMG LLP
Chartered Professional Accountants

March 30, 2026
Vancouver, Canada